

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 16, 2010

Jason F. Griffith
Chief Financial Officer
Amerigo Energy, Inc.
2580 Anthem Village Drive
Henderson, NV 89052

> **Re: Amerigo Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 20, 2009**
> **File No. 000-09047**

Dear Mr. Griffith:

We issued comments to you on the above captioned filing on December 17, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 26, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 26, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Suying Li at (202) 551-3335 if you have any questions.

Sincerely,

Chris White
Branch Chief